June 21, 2019

[Letterhead of Cigna Corporation]

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cigna Corporation
Registration Statement on Form S-4
Filed on June 21, 2019

Ladies and Gentlemen:

Reference is made to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Act”), on the date hereof, in connection with the proposed offer by the Company and certain subsidiaries of the Company who will act as guarantors (the “Registrant Guarantors” and together with the Company, the “Registrants”) to exchange (the “Exchange Offer”) (i) an aggregate principal amount of up to $1,000,000,000 of the Company’s outstanding Senior Floating Rate Notes due 2020 (the “Old 18-Month Floating Rate Notes”) for an equal principal amount of the Company’s registered Senior Floating Rate Notes due 2020 (the “18-Month Floating Rate Exchange Notes”), (ii) an aggregate principal amount of up to $1,750,000,000 of the Company’s outstanding 3.200% Senior Notes due 2020 (the “Old 2-Year Fixed Rate Notes”) for an equal principal amount of the Company’s registered 3.200% Senior Notes due 2020 (the “2-Year Fixed Rate Exchange Notes”), (iii) an aggregate principal amount of up to $1,000,000,000 of the Company’s outstanding Senior Floating Rate Notes due 2021 (the “Old 3-Year Floating Rate Notes”) for an equal principal amount of the Company’s registered Senior Floating Rate Notes due 2021 (the “3-Year Floating Rate Exchange Notes”), (iv) an aggregate principal amount of up to $1,250,000,000 of the Company’s outstanding 3.400% Senior Notes due 2021 (the “Old 3-Year Fixed Rate Notes”) for an equal principal amount of the Company’s registered 3.400% Senior Notes due 2021 (the “3-Year Fixed Rate Exchange Notes”), (v) an aggregate principal amount of up to $700,000,000 of the Company’s outstanding Senior Floating Rate Notes due 2023 (the “Old 5-Year Floating Rate Notes”) for an equal principal amount of the Company’s registered Senior Floating Rate Notes due 2023 (the “5-Year Floating Rate Exchange Notes”), (vi) an aggregate principal amount of up to $3,100,000,000 of the Company’s outstanding 3.750% Senior Notes due 2023 (the “Old 5-Year Fixed Rate Notes”) for an equal principal amount of the Company’s registered 3.750% Senior Notes due 2023 (the “5-Year Fixed Rate Exchange Notes”), (vii) an aggregate principal amount of up to $2,200,000,000 of the Company’s outstanding 4.125% Senior Notes due 2025 (the “Old 7-Year Fixed Rate Notes”) for an equal principal amount of the Company’s registered 4.125% Senior Notes due 2025 (the “7-Year Fixed Rate Exchange Notes”), (viii) an aggregate principal amount of up to $3,800,000,000 of the Company’s outstanding 4.375% Senior Notes due 2028 (the “Old 10-Year Fixed Rate Notes”) for an equal principal amount of the Company’s registered 4.375% Senior Notes due 2028 (the “10-Year Fixed Rate Exchange Notes”), (ix) an aggregate principal amount of up to $2,200,000,000 of the Company’s outstanding 4.800% Senior Notes due 2038 (the “Old 20-Year Fixed Rate Notes”) for an equal principal amount of the Company’s registered 4.800% Senior Notes due 2038 (the “20-Year Fixed Rate Exchange Notes”), and (x) an aggregate principal amount of up to $3,000,000,000 of the Company’s outstanding 4.900% Senior Notes due 2048 (the “Old 30-Year Fixed Rate Notes” and, together with the Old 18-Month Floating Rate Notes, Old 2-Year Fixed Rate Notes, Old 3-Year Floating Rate Notes, Old 3-Year Fixed Rate Notes, Old 5-Year Floating Rate Notes, Old 5-Year Fixed Rate Notes, Old 7-Year Fixed Rate Notes, Old 10-Year Fixed Rate Notes and Old 20-Year Fixed Rate Notes, and the guarantees thereof, the “Old Notes”) for an equal principal amount of the Company’s registered 4.900% Senior Notes due 2048 (the “30-Year Fixed Rate Exchange Notes” and, together with the 18-Month Floating Rate Exchange Notes, 2-Year Fixed Rate Exchange Notes, 3-Year Floating Rate Exchange Notes, 3-Year Fixed Rate Exchange Notes, 5-Year Floating Rate Exchange Notes, 5-Year Fixed Rate Exchange Notes, 7-Year Fixed Rate Exchange Notes, 10-Year Fixed Rate Exchange Notes and 20-Year Fixed Rate Exchange Notes, and the guarantees thereof, the “Exchange Notes”).  The Registrants are registering the Exchange Offer in reliance on the position of the staff of the U.S. Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (April 13, 1989), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

This will confirm that the Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.  In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes (1) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Act in connection with any sale or transfer of the Exchange Notes, unless the sale or transfer is made pursuant to an exemption from those requirements.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Registrants will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act in connection with any resale of such Exchange Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the following effect:

If the undersigned or any beneficial owner is a broker-dealer, the undersigned and such beneficial owner: (1) represents that it is participating in the Exchange Offer for its own account and is exchanging Old Notes that were acquired by it as a result of market-making or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

See Shearman & Sterling (July 2, 1993).

[Signature Page Follows]

Sincerely,

CIGNA CORPORATION

By:	/s/ Amy C. Cook
	Name:	Amy C. Cook
	Title:	Assistant Corporate Secretary

CIGNA HOLDING COMPANY

By:	/s/ Anna Krishtul
	Name:	Anna Krishtul
	Title:	Corporate Secretary

EXPRESS SCRIPTS HOLDING COMPANY

By:	/s/ Priscilla Duncan
	Name:	Priscilla Duncan
	Title:	Assistant Secretary

cc:	Jenna E. Levine, Wachtell, Lipton, Rosen & Katz